Mail Stop 6010
      August 31, 2005


Mr. Guy Shafran
Chief Financial Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh-Pina 12000, Israel


      Re:	`On Track Innovations Ltd.
		Form 20-F for the year ended December 31, 2004
      Filed May 4, 2005
		File No. 000-49877

Dear Mr. Shafran:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 20-F for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. Audited financial statements are required to be presented for the most recent two years for balance sheets and three years for income statements. As such, Article 2 of Regulation S-X requires an audit report for each period required to be audited. Please amend your Annual Report on Form 20-F to include the audit report for the year ended December 31, 2002.
2. Please have the accounting firm of Somekh Chaikin include on their audit report the city and state where issued as required by Article
2-02(a) of Regulation S-X.

Consolidated Statements of Operations, page F-5

3. Revise to include the components of the line item "Expenses relating to raising of capital and exchange of subsidiary employees equity interest in equity interest in the company" in the proper expense classification on your income statement as you would similar expenses. Alternatively, parenthetically note on the face of your income statement the appropriate expense category - e.g., selling and marketing, general and administrative expense, research and development, etc. to which the components would otherwise be classified if it were not separately shown.

Notes to Consolidated Financial Statements

Note 2:  Significant Accounting Policies, page F-9

L. Goodwill, page F-13

4. You state in this Note that goodwill is assigned to the SoftChip
Group and the InterCard Group reporting units. We also note from page 32 that you have reported net losses since inception and that you further expect to incur losses through 2005. In light of this, please further explain to us how you performed your goodwill impairment test, including the significant assumptions made and estimates used, that lead you to believe that goodwill was not impaired. Also, include in your response the significant factors, assumptions and methodologies used in determining the fair values assigned to the reporting units. We may have further comments after receipt of your response.



Note 14:  Shareholders` Equity, page F-36

5. We note from page 35 that the line item "Expenses relating to raising of capital and exchange of subsidiary employees equity interest in equity interest in the company" consists of primarily $1.1 million of options granted to employees of your South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to employees in 2004 and $904,000 of expenses related to the re-pricing of employee options during 2004. Provide to us for each component in detail the nature of the item and how you accounted for each in your 2004 financial statements. We may have further comments after receipt of your response.

       As appropriate, please amend your 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



      Michele Gohlke
      Accounting Branch Chief

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Mr. Guy Shafran
On Track Innovations Ltd.
August 31, 2005
Page 4